Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated October 21, 2021 with respect to the consolidated statements of financial position of Standard Lithium Ltd. and its subsidiaries (the “Company”) as at June 30, 2021 and 2020, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended and the related notes comprising a summary of significant accounting policies and other explanatory information, included in Exhibit 99.1 on Form 6-K filed on October 22, 2021, in the Registration Statement on Form F-10 of the Company (File No. 333-259442) for the registration of up to US$250,000,000 of common shares, preferred shares, debt securities, subscription receipts, warrants or units of the Company.

/s/ MANNING ELLIOTT LLP

Chartered Professional Accountants

Vancouver, Canada

October 22, 2021